UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 1-15032

Enodis plc
(Company’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the Company, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

On July 7, 2005, Enodis plc released the following announcement:

Capital Reduction Approved by Court

On 6 July 2005, the High Court approved a capital reduction of Enodis plc in accordance with the capital restructuring programme announced on 17 May 2005.

The Company has given specific undertakings to the High Court relating to the protection of existing Enodis plc creditors that have to be satisfied before a dividend can be paid. The main condition to be satisfied relates to holders of approximately £23m of the Company’s 10⅜% Notes that remain outstanding following the Notes buy-back.

To satisfy this condition, the Company intends to transfer into a Trust (managed by an independent trustee) sufficient funds in the form of Gilts and cash to meet all outstanding principal and interest payable on the Notes through to their first redemption date, including the redemption premium. Upon this transfer and payment of certain other small Enodis plc creditors, the Company will be in a position to resume the declaration and payment of dividends.

As previously announced, the board intends in the absence of unforeseen circumstances to declare an initial dividend in November 2005 payable in February 2006 following approval by shareholders at the Annual General Meeting.

Trading in the ADSs on the New York Stock Exchange was suspended on 22 June 2005 and application has been made for delisting from the New York Stock Exchange, subject to SEC confirmation. It is still our intention to file for US deregistration.

We therefore remain on track to deliver the intended benefits of our capital restructuring programme.

7 July 2005

Contacts:
Dave McCulloch Chief Executive Officer +44 (0)20 7304 6006
Dave Wrench Chief Financial Officer +44 (0)20 7304 6006
Richard Mountain Financial Dynamics +44 (0)20 7269 7121

This announcement contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated payment of debts and dividends. The forward-looking statements, by their nature, involve risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors, including unfavorable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; the Company's ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against the Company; the Company's ability to recognize deferred tax assets; and other risks related to the Company's U.S., U.K. and foreign operations. A more complete description of the Company's risk factors is included under "Risk Factors" in the Company's Annual Report on Form 20-F which was filed with the SEC during December 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

July 7, 2005	By:	/s/ David S. McCulloch
Name: David S. McCulloch Title: Chief Executive Officer